Filed by The St. Paul Companies, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:	Travelers Property Casualty Corp.
Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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      The following slides were used in connection with a joint conference call and webcast hosted by The St. Paul Companies, Inc. and Travelers Property Casualty Corp. on November 17, 2003:

2

The St. Paul Travelers
Companies

Setting the Property/Casualty
Market Standard

Cautionary Statement

Any comments made regarding future expectations, trends and market conditions, including pricing and loss cost trends as well as other topics, may be considered forward-looking under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ from our current expectations. The St. Paul Companies and Travelers assume no duty to update forward looking statements. Risk factors are described under “Forward Looking Statement Disclosure” in each company’s most recent report on Form 10-Q, filed with the SEC and available through their web sites.

The St. Paul Travelers Companies
Setting The Property/Casualty Market Standard

>	The “Go-To” National Market Company

>	Financial Strength

>	Compatible Cultures and Track Record of Successful
Transactions

>	Paramount Objective – Driving Value Creation for
Shareholders

The St. Paul Traveler

s Companies Summary of Merger Terms

Exchange Ratio	0.4334 St. Paul shares per Travelers share (Class A and B)

Structure	Tax-free merger

Dividend Policy	Ongoing dividend at the annual rate of $0.88 per share; Special cash dividend to SPC shareholders prior to closing to receive existing indicated annual $1.16 per share dividend in 2004

New Corporate Name	The St. Paul Travelers Companies

Global Headquarters	Saint Paul, Minnesota

Management	Robert Lipp, Chairman Jay Fishman, CEO (Chairman, 1/1/06)

Board Composition	12 Travelers Directors 11 St. Paul Directors

Expected Closing	Second quarter 2004

Approvals Required	Normal regulatory and shareholder approvals for both companies

The “Go-To”
National Market Company

The St. Paul Travelers Companies
Net Premiums Written by General Commercial Lines

($ in billions)

	2003 Projected

	St. Paul	Travelers	Combined

National Accounts	$0.3	$0.8	$1.1

Middle Market	1.7	3.3	5.0

Small Commercial	1.0	2.1	3.1

Total General Commercial Lines	$3.0	$6.2	$9.2

Source: Management estimates.

The St. Paul Travelers Companies
Net Premiums Written by Specialty Commercial Lines

($ in billions)

	2003 Projected
	St. Paul	Travelers	Combined
Construction	$0.8	$0.5	$1.3
Surety	0.5	0.5	1.0
Financial and Professional Services	0.4	0.3	0.7
Technology	0.3	–	0.3
Public Sector	0.2	–	0.2
Oil and Gas	0.2	–	0.2
Specialty Programs	0.2	–	0.2
Umbrella / E&S Group	0.2	–	0.2
Personal CAT Risk	0.1	–	0.1
Gulf	–	0.6	0.6
International	0.6	–	0.6
Lloyd’s	0.7	–	0.7
Other	0.3	–	0.3

Total Specialty Commercial Lines	$4.5	$1.9	$6.4

Source: Management estimates.

The St. Paul Travelers Companies
Total Net Premiums Written

($ in billions)
	2003 Projected
	Paul	Travelers	Combined

General Commercial Lines	$3.0	$6.2	$9.2

Specialty Commercial Lines	4.5	1.9	6.4

Total Commercial Lines	7.5	8.1	15.6

Personal Lines	–	5.0	5.0

Total Company NPW	$7.5	13.1	20.6

Source: Management estimates.

The St. Paul Travelers Companies
Commercial Lines Geographic Penetration

St. Paul	Travelers

Source: A.M. Best. Based on 2002 direct premiums written.

The St. Paul Travelers Companies
Commercial Lines Geographic Penetration

St. Paul Travelers Combined	Geographic Diversification

Position	# of States (1)

Leader	22
Top 2 positions	35
Top 3 positions	43
Top 5 positions	47
< Top 5 positions	5

Source: A.M. Best. Based on 2002 direct premiums written. (1) Includes District of Columbia.

The St. Paul Travelers Companies
Market Share

Commercial Lines			Personal Lines – Agency Only

1	AIG	8.8%	1	Progressive	13.1%

2	St. Paul Travelers	7.6%	2	St. Paul Travelers	6.8%

2	Zurich/Farmers	6.5%	3	Hartford	4.7%

3	Travelers	4.4%	4	SAFECO	4.4%

4	CNA	3.8%	5	Erie Ins Group	3.4%

5	Liberty Mutual	3.7%	6	Mercury General	2.7%

6	St. Paul	3.2%	7	CNA	2.7%

7	Chubb	3.1%	8	Chubb	2.6%

8	Hartford	2.9%	9	Auto-Owner Ins	2.6%

9	CA Comp Fund	2.7%	10	Allmerica	2.4%

10	ACE	2.3%

Source: A.M. Best. Based on 2002 direct premium written, excluding other accident & health.

The St. Paul Travelers Companies
Commercial Lines Ranking by Product

	St. Paul	Travelers	Combined

Commercial Auto Liability	4	3	1

Commercial Multi-Peril	12	2	1

Commercial P&C	6	3	2

Fidelity and Surety	2	1	1

Fire	8	4	4

Other Liability	4	7	2

Worker’s Comp	10	5	4

Source: A.M. Best.

The St. Paul Travelers Companies
The “Go-To” Company for Independent Agents

Commercial Lines Agency Preference	Personal Lines Agency Preference

Source: Goldman Sachs Survey, August 18, 2003.

Financial Strength

The St. Paul Travelers Companies
Second Largest U.S. Insurer by Shareholders’ Equity

($ in billions)

Rank	Company Name	Common Shareholders’ Equity

1	American International Group	$68.2
2	St. Paul Travelers Companies(1)	20.0
2	Allstate	19.4
3	Travelers	11.5
4	Hartford	11.3
5	Chubb Corporation	8.5
6	ACE Limited	8.3
7	CNA Financial Corporation	7.5
8	XL Capital Limited	7.4
9	St. Paul	6.3
10	Cincinnati Financial	5.8
11	SAFECO Corporation	4.9
12	Progressive Corporation	4.6

Source: Company filings.
Note: Statistics as of September 30, 2003.
(1) Includes estimated pro forma purchase accounting adjustments.

The St. Paul Travelers Companies
Summary Financial Information

($ in billions)

2003 Estimated (First Call)	St. Paul	Travelers	Combined

Revenues	$8.1	$14.9	$23.0

Operating income	0.8	1.7	2.5

At September 30, 2003			Pro Forma (1)

Investment assets	$22.7	$37.8	$60.8

Total assets	40.4	63.5	106.6

Shareholders’ equity	6.3	11.5	20.0

Statutory Surplus			13.0

NPW / Surplus			1.48x

Reserves / Surplus			2.62x

Source: Company filings.
(1) Includes estimated pro forma purchase accounting adjustments.

The St. Paul Travelers Companies
Strong Capital Base

($ in billions)

Leverage	St. Paul	Travelers	Pro Forma (1)

Conventional Debt (2)	$2.2	$2.7	$5.0

Total Debt	3.6	2.7	6.4

Total Capital	9.8	14.2	26.4

Conventional Debt (2) / Capital	22.7%	18.9%	19.0%

Financial Strength Ratings (as of November 14, 2003)

Moody’s	A1	Aa3

S&P	A+	AA-

A.M. Best	A	A++

Fitch	NR	AA

Source: Company filings.
Note: Financial statistics as of September 30, 2003, except as noted.
(1)	Includes estimated pro forma purchase accounting adjustments.
(2)	Excludes mandatory convertibles and hybrid securities.

The St. Paul Travelers Companies
Investment Portfolio

Invested Assets		Fixed Maturity Portfolio

Fixed Maturity 82%

Note: Statistics as of September 30, 2003.

Compatible Cultures and Track
Record of Successful Transactions

The St. Paul Travelers Companies

Chairman	Robert I. Lipp

Chief Executive Officer	Jay S. Fishman

General Commercial & Personal Lines	Douglas G. Elliot

Investments	William H. Heyman

Claims	Brian W. MacLean / Timothy M. Yessman

Specialty Commercial	T. Michael Miller

Transition Leader	Marita Zuraitis

Nuveen Investments	Timothy B. Schwertfeger

The St. Paul Travelers Companies
Highly Compatible Cultures

>	Both companies pursuing similar business strategies – an emphasis on independent agents and brokers

>	Focus on underwriting, claims and actuarial disciplines

>	Expense control – spend it like it’s your own

>	Commitment to performance measurement and accountability at every level

>	Profitability is more important than market share

The St. Paul Travelers Companies
Strong Combined Team Dedicated to Value Creation

>	Proven experience in integrating businesses

•	Primerica / Travelers (1993)

•	Travelers / Aetna P&C (1995)

•	St. Paul / USF&G (1998)

•	Travelers / Citicorp (1999)

•	Reliance Surety (2000)

•	RSA Financial Professional renewal rights (2002)

•	Kemper renewal rights (2003)

•	RSA renewal rights (2003)

•	Atlantic Mutual renewal rights (2003)

Paramount Objective – Driving
Value Creation for Shareholders

The St. Paul Travelers Companies
Estimated Financial Impact

($ in millions)

Travelers 2004 First Call net operating income estimates (1)	$2,035
St. Paul 2004 First Call net operating income estimates (1)	1,052
Combined 2004 net operating income estimate (1)	$3,087

Estimated Annualized Pro Forma After-tax Adjustments (2)
Purchase GAAP adjustment estimates	($260) – ($220)
Expense savings	80 – 225
Revenue synergies	100 – 150

Note: For illustrative purposes.

(1)	Estimates based on current First Call consensus for Travelers and St. Paul; assumed to be based on a fully diluted share base.
(2)	Reflective of phase-in period.

The St. Paul Travelers Companies
Significant Cost Savings

>	Initial expected realized cost savings of $225 million after-tax projected by 2006

>	Projected to be 7-9% of controllable expenses

>	Restructuring charge at the time of closing – initial estimate $350 million

Projected Realized
After-Tax Cost Savings
($ in millions)

Note: Assumes closing on June 30, 2004.

The St. Paul Travelers Companies
Setting the Property/Casualty Market Standard

> The “Go-To” National Market Company > Financial Strength > Compatible Cultures and Track Record of Successful Transactions > Paramount Objective Driving Value Creation for Shareholders

This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.